Exhibit 99.2

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The management of Crescent Point Energy Corp. is responsible for the preparation of the consolidated financial statements. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and include certain estimates that reflect management’s best estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the consolidated financial statements are presented fairly in all material respects.

Management has developed and maintains an extensive system of internal accounting controls that provide reasonable assurance that all transactions are accurately recorded, that the consolidated financial statements realistically report the Company’s operating and financial results, and that the Company’s assets are safeguarded. Management believes that this system of internal controls has operated effectively for the year ended December 31, 2012. The Company has effective disclosure controls and procedures to ensure timely and accurate disclosure of material information relating to the Company which complies with the requirements of Canadian securities legislation.

PricewaterhouseCoopers LLP, an independent firm of chartered accountants, was appointed by a resolution of the Board of Directors to audit the consolidated financial statements of the Company and to provide an independent professional opinion. PricewaterhouseCoopers LLP was appointed to hold such office until the next annual meeting of the shareholders of the Company.

The Board of Directors, through its Audit Committee, has reviewed the consolidated financial statements including notes thereto with management and PricewaterhouseCoopers LLP. The members of the Audit Committee are composed of independent directors who are not employees of the Company. The Board of Directors has approved the information contained in the consolidated financial statements based on the recommendation of the Audit Committee.

Scott Saxberg President and Chief Executive Officer	Greg Tisdale Chief Financial Officer

March 13, 2013

CRESCENT POINT ENERGY CORP.	1

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of Crescent Point Energy Corp.

Report on the consolidated financial statements
We have audited the accompanying consolidated financial statements of Crescent Point Energy Corp. and its subsidiaries, which comprise the consolidated balance sheets as at December 31, 2012 and December 31, 2011, and the consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for the years then ended, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Crescent Point Energy Corp. and its subsidiaries as at December 31, 2012 and December 31, 2011, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Chartered Accountants
Calgary, Alberta
March 13, 2013

CRESCENT POINT ENERGY CORP.	2

CONSOLIDATED BALANCE SHEETS

As at December 31
(Cdn$000s)	Notes	2012	2011
ASSETS
Accounts receivable		301,770	292,811
Investment in marketable securities		-	646
Prepaids and deposits		8,484	4,842
Derivative asset	21	19,457	10,216
Total current assets		329,711	308,515
Long-term investments	4	84,906	151,917
Derivative asset	21	42,241	8,609
Other long-term assets	5	22,232	18,909
Exploration and evaluation	6, 7	1,080,757	866,363
Property, plant and equipment	7, 8	10,319,868	7,172,461
Goodwill	9	251,919	207,672
Total assets		12,131,634	8,734,446
LIABILITIES
Accounts payable and accrued liabilities		655,191	553,176
Cash dividends payable		27,880	26,106
Derivative liability	21	15,349	101,997
Total current liabilities		698,420	681,279
Long-term debt	10	1,474,589	1,099,028
Derivative liability	21	8,483	64,220
Long-term compensation liability	19	1,931	1,214
Decommissioning liability	11	502,432	379,616
Deferred income tax	18	792,665	652,533
Total liabilities		3,478,520	2,877,890
SHAREHOLDERS’ EQUITY
Shareholders’ capital	12	11,307,470	7,746,408
Contributed surplus		102,755	126,034
Deficit	13	(2,755,832)	(2,023,751)
Accumulated other comprehensive income (loss)		(1,279)	7,865
Total shareholders’ equity		8,653,114	5,856,556
Total liabilities and shareholders’ equity		12,131,634	8,734,446

Commitments (Note 23)

See accompanying notes to the consolidated financial statements.

Approved on behalf of the Board of Directors:

Gerald A. Romanzin Director	D. Hugh Gillard Director

CRESCENT POINT ENERGY CORP.	3

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended December 31
(Cdn$000s, except per share amounts)	Notes	2012	2011
REVENUE AND OTHER INCOME
Oil and gas sales		2,694,994	2,191,189
Royalties		(468,226)	(375,679)
Oil and gas revenue		2,226,768	1,815,510
Derivative gains (losses)	15, 21	168,120	(86,349)
Other income (loss)	16	(60,455)	16,451
		2,334,433	1,745,612
EXPENSES
Operating		421,125	300,735
Transportation		66,147	51,469
General and administrative		63,384	38,132
Interest on long-term debt		71,530	60,410
Foreign exchange (gain) loss	17	(2,792)	17,460
Share-based compensation	19	51,141	69,736
Depletion, depreciation, amortization and impairment	6,8	1,443,982	939,530
Accretion on decommissioning liability		11,245	9,661
		2,125,762	1,487,133
Net income before tax		208,671	258,479

Tax expense (recovery)
Current	18	(1,418)	(3,408)
Deferred	18	19,436	60,753
Net income		190,653	201,134

Other comprehensive income (loss)
Foreign currency translation of foreign operations		(9,144)	10,502
Comprehensive income		181,509	211,636

Net income per share	20
Basic		0.58	0.73
Diluted		0.57	0.72

See accompanying notes to the consolidated financial statements.

CRESCENT POINT ENERGY CORP.	4

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(Cdn$000s)	Notes	Shareholders’ capital	Contributed surplus	Deficit	Accumulated other comprehensive income (loss)	Total shareholders’ equity
December 31, 2011		7,746,408	126,034	(2,023,751)	7,865	5,856,556
Issued for cash	12	2,036,908				2,036,908
Issued on capital acquisitions	12	919,351				919,351
Issued pursuant to the DRIP (1)	12	523,946				523,946
To be issued pursuant to the DRIP (1)	12	58,302				58,302
Redemption of restricted shares	12	84,380	(91,395)	8,666		1,651
Share issue costs, net of tax		(61,825)				(61,825)
Share-based compensation	19		67,005			67,005
Forfeit of restricted shares	19		1,111			1,111
Net income				190,653		190,653
Dividends ($2.76 per share)				(931,400)		(931,400)
Foreign currency translation adjustment					(9,144)	(9,144)
December 31, 2012		11,307,470	102,755	(2,755,832)	(1,279)	8,653,114

December 31, 2010		6,839,358	108,890	(1,453,523)	(2,637)	5,492,088
Issued for cash		392,588				392,588
Issued pursuant to the DRIP (1)		417,012				417,012
To be issued pursuant to the DRIP (1)		40,140				40,140
Redemption of restricted shares		69,320	(72,624)			(3,304)
Share issue costs, net of tax		(12,010)				(12,010)
Share-based compensation			88,522			88,522
Forfeit of restricted shares			1,246			1,246
Net income				201,134		201,134
Dividends ($2.76 per share)				(771,362)		(771,362)
Foreign currency translation adjustment					10,502	10,502
December 31, 2011		7,746,408	126,034	(2,023,751)	7,865	5,856,556

(1)	Dividend reinvestment plan

See accompanying notes to the consolidated financial statements.

CRESCENT POINT ENERGY CORP.	5

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31
(Cdn$000s)	Notes	2012	2011
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES
Net income		190,653	201,134
Items not affecting cash
Other (income) loss	16	60,455	(11,159)
Deferred tax expense		19,436	60,753
Share-based compensation	19	51,141	69,736
Depletion, depreciation, amortization and impairment		1,443,982	939,530
Accretion on decommissioning liability		11,245	9,661
Unrealized losses (gains) on derivatives	15, 21	(185,724)	6,248
Unrealized loss (gain) on foreign exchange	17	(5,774)	14,675
Decommissioning expenditures		(12,096)	(3,685)
Change in non-cash working capital	25	(29,375)	36,078
		1,543,943	1,322,971
INVESTING ACTIVITIES
Development capital and other expenditures		(1,509,029)	(1,252,486)
Capital acquisitions, net	7	(1,855,721)	(205,946)
Other long-term assets		(3,323)	(6,698)
Investments		539	(83,356)
Change in non-cash working capital	25	76,743	90,172
		(3,290,791)	(1,458,314)
FINANCING ACTIVITIES
Issue of shares, net of issue costs		1,946,186	372,965
Increase in long-term debt		148,868	78,015
Cash dividends		(349,152)	(314,210)
Change in non-cash working capital	25	1,774	(1,427)
		1,747,676	135,343
Impact of foreign currency on cash balances		(828)	-
INCREASE IN CASH		-	-
CASH AT BEGINNING OF YEAR		-	-
CASH AT END OF YEAR		-	-

See accompanying notes to the consolidated financial statements.

Supplementary Information:

Cash taxes recovered	1,646	1,431
Cash interest paid	(68,035)	(54,474)

CRESCENT POINT ENERGY CORP.	6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012 and 2011

1.	STRUCTURE OF THE BUSINESS

The principal undertakings of Crescent Point Energy Corp. (the “Company” or “Crescent Point”) are to carry on the business of acquiring, developing and holding interests in petroleum and natural gas properties and assets related thereto through a general partnership and wholly owned subsidiaries.

Crescent Point is the ultimate parent company and is amalgamated in Alberta, Canada under the Alberta Business Corporations Act. The address of the principal place of business is 2800, 111 – 5th Ave S.W., Calgary, Alberta, Canada, T2P 3Y6.

These annual consolidated financial statements were approved and authorized for issue by the Company’s Board of Directors on March 13, 2013.

2.	BASIS OF PREPARATION

a)	Preparation

These consolidated financial statements are presented under International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). The policies applied in these consolidated financial statements are based on IFRS issued and outstanding as of March 13, 2013, the date the Board of Directors approved the statements.

The Company’s presentation currency is Canadian dollars and all amounts reported are Canadian dollars unless noted otherwise. References to “US$” are to United States dollars.

b)	Basis of measurement, functional and presentation currency

The Company’s presentation currency is Canadian dollars. The accounts of the Company’s foreign operations that have a functional currency different from the Company’s presentation currency are translated into the Company’s presentation currency at period end exchange rates for assets and liabilities and at the average rate over the period for revenues and expenses. Translation gains and losses relating to the foreign operations are recognized in Other Comprehensive Income (“OCI”) as cumulative translation adjustments.

c)	Use of estimates and judgments

The preparation of consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future years affected. Significant estimates and judgments made by management in the preparation of consolidated financial statements are outlined below.

Reserves estimates, although not reported as part of the Company’s consolidated financial statements, can have a significant effect on net income, assets and liabilities as a result of their impact on depletion, depreciation and amortization (“DD&A”), decommissioning liability, deferred taxes, asset impairments and business combinations. Independent petroleum reservoir engineers perform evaluations of the Company’s oil and gas reserves on an annual basis. The estimation of reserves is an inherently complex process requiring significant judgment. Estimates of economically recoverable oil and gas reserves are based upon a number of variables and assumptions such as geoscientific interpretation, production forecasts, commodity prices, costs and related future cash flows, all of which may vary considerably from actual results. These estimates are expected to be revised upward or downward over time, as additional information such as reservoir performance becomes available, or as economic conditions change.

For purposes of impairment testing, property, plant and equipment (“PP&E”) is aggregated into cash-generating units (“CGUs”), based on separately identifiable and largely independent cash inflows. The determination of the Company’s CGUs is subject to judgment. Factors considered in the classification of CGUs include the integration between assets, shared infrastructures, the existence of common sales points, geography, geologic structure and the manner in which management monitors and makes decisions regarding operations.

Upon retirement of its oil and gas assets, the Company anticipates incurring substantial costs associated with decommissioning. Estimates of these costs are subject to uncertainty associated with the method, timing and extent of future decommissioning activities. The liability, the related asset and the expense are impacted by estimates with respect to the cost and timing of decommissioning.

Business combinations are accounted for using the acquisition method of accounting. The determination of fair value often requires management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of PP&E and exploration and evaluation (“E&E”) assets acquired generally require the most judgment and include estimates of reserves acquired, forecast benchmark commodity prices, and discount rates. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets, liabilities and goodwill. Future net earnings can be affected as a result of changes in future DD&A, asset impairment or goodwill impairment.

CRESCENT POINT ENERGY CORP.	7

The determination of technical feasibility and commercial viability, based on the presence of reserves and which results in the transfer of assets from E&E to PP&E, is subject to judgement.

The estimated fair value of derivative instruments resulting in derivative assets and liabilities, by their very nature, are subject to measurement uncertainty. Estimates included in the determination of the fair value of derivative instruments include forward benchmark prices, discount rates and forward foreign exchange rates.

Compensation costs recorded pursuant to share-based compensation plans are subject to estimated fair values, forfeiture rates and the future attainment of performance criteria.

Tax regulations and legislation and the interpretations thereof are subject to change. In addition, deferred income tax liabilities recognize the extent that temporary differences will be payable in future periods. The calculation of the liability involves a significant amount of estimation including an evaluation of when the temporary differences will reverse, an analysis of the amount of future taxable earnings, the availability of cash flows and the application of tax laws. Changes in tax regulations and legislation and the other assumptions listed are subject to measurement uncertainty.

3.      SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently by the Company and its subsidiaries for all periods presented in these annual consolidated financial statements.

a)	Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries and any reference to the “Company” throughout these consolidated financial statements refers to the Company and its subsidiaries. All transactions between the Company and its subsidiaries have been eliminated.

Interests in jointly controlled assets are accounted for using the proportionate consolidation method, whereby these consolidated financial statements include the Company’s proportionate share of these jointly controlled assets, liabilities, and revenue and expenses.

b)	Property, Plant and Equipment

Items of PP&E, which primarily consist of oil and gas development and production assets, are measured at cost less accumulated depletion, depreciation and any impairment losses. Development and production assets are accumulated into major area cost centres and represent the cost of developing the commercial reserves and initiating production.

Costs incurred subsequent to the determination of technical feasibility and commercial viability and the costs of replacing parts of PP&E are recognized as development and production assets only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures are recognized in net income as incurred. Capitalized development and production assets generally represent costs incurred in developing reserves and initiating or enhancing production from such reserves. The carrying amount of any replaced or sold component is derecognized.

Depletion and Depreciation

Development and production costs accumulated within major areas are depleted using the unit-of-production method based on estimated proved plus probable reserves before royalties, as determined by independent petroleum reservoir engineers. Natural gas reserves and production are converted to equivalent barrels of oil based upon the relative energy content (6:1). The depletion base includes capitalized costs, plus future costs to be incurred in developing proved plus probable reserves.

Corporate assets are depreciated over 5 years on a straight-line basis.

Impairment

The carrying amounts of PP&E are grouped into CGUs and reviewed quarterly for indicators of impairment. Indicators are events or changes in circumstances that indicate the carrying amount may not be recoverable. If indicators of impairment exist, the recoverable amount of the CGU is estimated. If the carrying amount of the CGU exceeds the recoverable amount, the CGU is written down with an impairment recognized in net income.

Assets are grouped into CGUs based on the integration between assets, shared infrastructures, the existence of common sales points, geography, geologic structure and the manner in which management monitors and makes decisions regarding operations. Estimates of future cash flows used in the calculation of the recoverable amount are based on reserve evaluation reports prepared by independent petroleum reservoir engineers. The recoverable amount is the higher of fair value less cost to sell and the value-in-use. Fair value less cost to sell is derived by estimating the discounted after-tax future net cash flows. Discounted future net cash flows are based on forecasted commodity prices and costs over the expected economic life of the reserves and discounted using market-based rates to reflect a market participant’s view of the risks associated with the assets. Value-in-use is assessed using the expected future cash flows discounted at a pre-tax rate.

Impairments of PP&E are reversed when there has been a subsequent increase in the recoverable amount, but only to the extent of what the carrying amount would have been had no impairment been recognized.

CRESCENT POINT ENERGY CORP.	8

c)	Exploration and Evaluation

Exploration and evaluation assets are comprised of the accumulated expenditures incurred in an area where technical feasibility and commercial viability has not yet been determined. Exploration and evaluation assets include undeveloped land and any drilling costs thereon.

Technical feasibility and commercial viability are considered to be determinable when reserves are discovered. Upon determination of reserves, E&E assets attributable to those reserves are first tested for impairment and then reclassified from E&E assets to PP&E.

Costs incurred prior to acquiring the legal rights to explore an area are expensed as incurred.

Amortization

Undeveloped land classified as E&E is amortized by major area over the average primary lease term and recognized in net income. Drilling costs classified as E&E assets are not amortized but are subject to impairment.

Impairment

Exploration and evaluation assets are assessed for impairment if (i) sufficient data exists to determine technical feasibility and commercial viability, and (ii) indicators suggest that the carrying amount exceeds the recoverable amount. Exploration and evaluation assets are tested for impairment at the operating segment level by combining E&E assets with PP&E. The recoverable amount is the greater of fair value less cost to sell or value-in-use. Fair value less cost to sell is derived by estimating the discounted after-tax future net cash flows as described in the PP&E impairment test, plus the fair market value of undeveloped land and seismic. Value-in-use is assessed using the present value of the expected future cash flows discounted at a pre-tax rate.

Impairments of E&E assets are reversed when there has been a subsequent increase in the recoverable amount, but only to the extent of what the carrying amount would have been had no impairment been recognized.

d)	Decommissioning Liability

The Company recognizes the present value of a decommissioning liability in the period in which it is incurred. The obligation is recorded as a liability on a discounted basis using the relevant risk free rate, with a corresponding increase to the carrying amount of the related asset. Over time, the liabilities are accreted for the change in their present value and the capitalized costs are depleted on a unit-of-production basis over the life of the underlying proved plus probable reserves. Accretion expense is recognized in net income. Revisions to the discount rate, estimated timing or amount of future cash flows would also result in an increase or decrease to the decommissioning liability and related asset.

e)	Reclamation Fund

The Company established a reclamation fund to fund future decommissioning costs and environmental emissions reduction costs. Effective January 1, 2012, the Board of Directors approved contributions of $0.50 per barrel of oil equivalent (“boe”) of production; prior to this, 2011 contributions were $0.45 per boe. Additional contributions are made at the discretion of management.

f)	Goodwill

The Company records goodwill relating to a business combination when the purchase price exceeds the fair value of the net identifiable assets and liabilities of the acquired business. The goodwill balance is assessed for impairment annually or as events occur that could result in impairment. Goodwill is tested for impairment at an operating segment level by combining the carrying amounts of PP&E, E&E assets and goodwill and comparing this to the recoverable amount. The recoverable amount is the greater of fair value less cost to sell or value-in-use. Fair value less cost to sell is derived by estimating the discounted after-tax future net cash flows as described in the PP&E impairment test, plus the fair market value of undeveloped land and seismic. Value-in-use is assessed using the present value of the expected future cash flows discounted at a pre-tax rate. Any excess of the carrying amount over the recoverable amount is the impairment amount. Impairment charges, which are not tax affected, are recognized in net income. Goodwill is reported at cost less any impairment; impairments are not reversed.

g)	Share-based Compensation

Restricted shares granted under the Restricted Share Bonus Plan are accounted for at fair value. Share-based compensation expense is determined based on the estimated fair value of shares on the date of grant. Forfeitures are estimated at the grant date and are subsequently adjusted to reflect actual forfeitures. The expense is recognized over the service period, with a corresponding increase to contributed surplus. The Company capitalizes the portion of share-based compensation directly attributable to development activities, with a corresponding decrease to share-based compensation expense. At the time the restricted shares vest, the issuance of shares is recorded as an increase to shareholders’ capital and a corresponding decrease to contributed surplus.

CRESCENT POINT ENERGY CORP.	9

Deferred share units (“DSUs”) are accounted for at fair value. Share-based compensation expense is determined based on the estimated fair value of the DSUs on the date of the grant and subsequently adjusted to reflect the fair value at each period end. Fair value is based on the then current Crescent Point share price.

h)	Income Taxes

The Company follows the liability method of accounting for income taxes. Under this method, deferred income taxes are recognized for the estimated effect of any differences between the accounting and tax basis of assets and liabilities, using enacted or substantively enacted income tax rates expected to apply when the deferred tax asset or liability is settled. The effect of a change in income tax rates on deferred income taxes is recognized in net income in the period in which the change occurs.

The tax expense for the period comprises current and deferred tax. Tax is recognized in the income statement, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

The Company is able to deduct certain settlements under its Restricted Share Bonus Plan. To the extent the tax deduction exceeds the cumulative remuneration cost for a particular restricted share grant recorded in net income, the tax benefit related to the excess is recorded directly within equity.

Deferred income tax assets and liabilities are presented as non-current.

i)	Financial Instruments

The Company has early adopted IFRS 9, Financial Instruments (“IFRS 9”), with a date of initial application of January 1, 2010. This new standard replaces the current multiple classification and measurement model for non-equity financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value. Classification depends on the entity’s business model for managing financial instruments and the contractual cash flow characteristics of the financial instrument.

In addition, the fair value option for financial liabilities was amended. The changes in fair value attributable to a liability’s credit risk will be recorded in other comprehensive income rather than through net income, unless this presentation creates an accounting mismatch. Changes in fair value attributable to a financial liability’s credit risk are not subsequently reclassified to net income.

For investments in equity instruments which are not subject to control, joint control, or significant influence, on initial recognition IFRS 9 allows an entity to irrevocably elect classification at “fair value through profit or loss” or “fair value through other comprehensive income”.

The Company uses financial derivative instruments and physical delivery commodity contracts from time to time to reduce its exposure to fluctuations in commodity prices, foreign exchange rates and interest rates. The Company also makes investments in companies from time to time in connection with the Company’s acquisition and divesture activities.

Financial derivative instruments

Financial derivative instruments are included in current assets/liabilities except for those with maturities greater than 12 months after the end of the reporting period, which are classified as non-current assets/liabilities.

The Company has not designated any of its financial derivative contracts as effective accounting hedges and, accordingly, fair values its financial derivative contracts with the resulting gains and losses recorded in net income.

The fair value of a financial derivative instrument on initial recognition is normally the transaction price. Subsequent to initial recognition, the fair values are based on quoted market prices where available from active markets, otherwise fair values are estimated based on market prices at the reporting date for similar assets or liabilities with similar terms and conditions, or by discounting future payments of interest and principal at estimated interest rates that would be available to the Company at the reporting date.

Financial assets and liabilities

Financial assets and liabilities are measured at fair value on initial recognition. For non-equity instruments, measurement in subsequent periods depends on the classification of the financial asset or liability as “fair value through profit or loss” or “amortized cost”.

Financial assets and liabilities classified as fair value through profit or loss are subsequently carried at fair value, with changes recognized in net income.

Financial assets and liabilities classified as amortized cost are subsequently carried at amortized cost using the effective interest rate method.

Currently, the Company classifies all non-equity financial instruments which are not financial derivative instruments as amortized cost.

CRESCENT POINT ENERGY CORP.	10

At each reporting date, the Company assesses whether there is objective evidence that a financial asset carried at amortized cost is impaired. If such evidence exists, the Company recognizes an impairment loss in net income. Impairment losses are reversed in subsequent periods if the impairment loss decrease can be related objectively to an event occurring after the impairment was recognized.

For investments in equity instruments, the subsequent measurement is dependent on the Company’s election to classify such instruments as fair value through profit or loss or fair value through other comprehensive income. Currently, the Company classifies all investments in equity instruments as fair value through profit or loss, whereby the Company recognizes movements in the fair value of the investment (adjusted for dividends) in net income. If the fair value through other comprehensive income classification is selected, the Company would recognize any dividends from the investment in net income and would recognize fair value re-measurements of the investment in other comprehensive income. Regardless of the classification, such investments are not subject to impairment testing.

j)	Business Combinations

Business combinations are accounted for using the acquisition method. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured at their fair values at the acquisition date. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the acquisition date. The excess of the cost of the acquisition over the fair value of the identifiable assets, liabilities and contingent liabilities acquired is recorded as goodwill. If the cost of the acquisition is less than the fair value of the net assets acquired, the difference is recognized immediately in net income. Transaction costs associated with business combinations are expensed as incurred.

k)	Foreign Currency Translation

Foreign operations

The Company has operations in the United States (“U.S.”) transacted via U.S. subsidiaries. The assets and liabilities of foreign operations are restated to Canadian dollars at exchange rates in effect at the balance sheet date. The income and expenses of foreign operations are translated to Canadian dollars using the average exchange rate for the period. The resulting unrealized gain or loss is included in other comprehensive income.

Foreign transactions

Transactions in foreign currencies not incurred by the Company’s U.S. subsidiaries are translated to Canadian dollars at exchange rates in effect at the transaction dates. Foreign currency assets and liabilities are restated to Canadian dollars at exchange rates in effect at the balance sheet date and income and expenses are restated to Canadian dollars using the average exchange rate for the period. Both realized and unrealized gains and losses resulting from the settlement or restatement of foreign currency transactions are included in net income.

l)	Revenue Recognition

Oil and gas revenue includes the sale of crude oil, natural gas and natural gas liquids and is recognized when the risks and rewards of ownership have been substantially transferred.

m)	Cash and Cash Equivalents

Cash and cash equivalents include short-term investments with original maturities of three months or less.

n)	Leases

Agreements under which payments are made to owners in return for the right to use an asset for a period are accounted for as leases. All of the Company’s leases are treated as operating leases and the costs are recognized in net income on a straight-line basis.

o)	Earnings Per Share

Basic earnings per share (“EPS”) is calculated by dividing the net income (loss) for the period attributable to equity owners of the Company by the weighted average number of common shares outstanding during the period.

Diluted EPS is calculated by adjusting the weighted average number of common shares outstanding for dilutive instruments. The number of shares included with respect to dilutive instruments, being restricted shares issued under the Company’s Restricted Share Bonus Plan, is computed using the treasury stock method. The treasury stock method assumes that the deemed proceeds related to unrecognized share-based compensation are used to repurchase shares at the average market price during the period.

p)	Future Changes in Accounting Policies

The following standards and amendments have not been adopted as they apply to future periods. They may result in future changes to our existing accounting policies and disclosures. Crescent Point is currently evaluating the impact that these standards will have on the Company’s results of operations and financial position:

•
IFRS 7 Financial Instruments: Disclosures – in December 2011, the IASB issued amendments to provide more extensive quantitative disclosures for financial instruments that are offset in the statement of financial position or that are subject to enforceable master netting or similar agreements. The standard is required to be adopted retrospectively for periods beginning on or after January 1, 2013.

CRESCENT POINT ENERGY CORP.	11

•
IFRS 10 Consolidated Financial Statements – in May 2011, the IASB issued IFRS 10 which provides additional guidance to determine whether an investee should be consolidated. The guidance applies to all investees, including special purpose entities. The standard is required to be adopted for periods beginning January 1, 2013.

•
IFRS 11 Joint Arrangements – in May 2011, the IASB issued IFRS 11 which presents a new model for determining whether an entity should account for joint arrangements using proportionate consolidation or the equity method. An entity will have to follow the substance rather than legal form of a joint arrangement and will no longer have a choice of accounting method. The standard is required to be adopted for periods beginning January 1, 2013.

•
IFRS 12 Disclosure of Interests in Other Entities – in May 2011, the IASB issued IFRS 12 which aggregates and amends disclosure requirements included within other standards. The standard requires an entity to provide disclosures about subsidiaries, joint arrangements, associates and unconsolidated structured entities. The standard is required to be adopted for periods beginning January 1, 2013.

•
IFRS 13 Fair Value Measurement – in May 2011, the IASB issued IFRS 13 to provide comprehensive guidance for instances where IFRS requires fair value to be used. The standard provides guidance on determining fair value and requires disclosures about those measurements. The standard is required to be adopted for periods beginning January 1, 2013.

•
IAS 32 Financial Instruments: Presentation – in December 2011, the IASB issued amendments to clarify the requirements for offsetting financial assets and liabilities. The amendments clarify that the right to offset must be available on the current date and cannot be contingent on a future event. The standard is required to be adopted retrospectively for periods beginning on or after January 1, 2014.

4.      LONG-TERM INVESTMENTS

a)	Public Companies

The Company holds common shares and common share purchase warrants in publicly traded oil and gas companies. The investments are classified as financial assets at fair value through profit or loss and are fair valued with the resulting gain or loss recorded in net income. At December 31, 2012, the investments are recorded at a fair value of $28.3 million which is $75.6 million less than the original cost of the investments. At December 31, 2011, the investments were recorded at fair value which was $0.9 million more than the original cost of the investments.

b)	Private Companies

The Company holds common shares in private oil and gas companies. The investments are classified as financial assets at fair value through profit or loss and are fair valued with the resulting gain or loss recorded in net income. At December 31, 2012, the investments are recorded at a fair value of $56.6 million which is $10.4 million less than the original cost of the investments. At December 31, 2011, the Company’s investment in a private company was recorded at fair value which was $8.3 million more than the original cost of the investment.

5.      OTHER LONG-TERM ASSETS

($000s)	2012	2011
Reclamation fund	10,455	7,816
Other receivables	11,777	11,093
Other long-term assets	22,232	18,909

a)	Reclamation fund

The following table reconciles the reclamation fund:

($000s)	2012	2011
Balance, beginning of year	7,816	3,001
Contributions	18,079	12,122
Expenditures	(15,440)	(7,307)
Balance, end of year	10,455	7,816

b)	Other receivables

At December 31, 2012, the Company had investment tax credits of $11.8 million (December 31, 2011 - $11.1 million).

CRESCENT POINT ENERGY CORP.	12

6.      EXPLORATION AND EVALUATION ASSETS

($000s)	2012	2011
Exploration and evaluation assets at cost	1,700,442	1,242,573
Accumulated amortization	(619,685)	(376,210)
Net carrying amount	1,080,757	866,363

Reconciliation of movements during the year
Cost, beginning of year	1,242,573	1,270,380
Accumulated amortization, beginning of year	(376,210)	(155,009)
Net carrying amount, beginning of year	866,363	1,115,371

Net carrying amount, beginning of year	866,363	1,115,371
Acquisitions through business combinations, net	414,255	116,257
Additions	583,791	371,273
Dispositions	(1,239)	(226)
Transfers to property, plant and equipment	(530,835)	(523,349)
Amortization	(247,883)	(220,521)
Foreign exchange	(3,695)	7,558
Net carrying amount, end of year	1,080,757	866,363

Exploration and evaluation assets consist of the Company’s undeveloped land and exploration projects which are pending the determination of technical feasibility. Additions represent the Company’s share of the cost of E&E assets. At December 31, 2012, $1.1 billion remains in E&E assets after $530.8 million was transferred to PP&E following the determination of technical feasibility during the year ended December 31, 2012 (year ended December 31, 2011 – $866.4 million and $523.3 million, respectively).

Impairment test of exploration and evaluation assets

There were no indicators of impairment at December 31, 2012 and 2011.

CRESCENT POINT ENERGY CORP.	13

7.      CAPITAL ACQUISITIONS AND DISPOSITIONS

If the material business combinations outlined below in Corporate Acquisitions and under Major Property Acquisitions had closed on January 1, 2012, Crescent Point’s oil and gas sales and oil and gas sales less royalties, transportation and operating expenses for the year ended December 31, 2012 would have been approximately $3.0 billion and $1.9 billion, respectively. This pro-forma information is not necessarily indicative of the results should the material business combinations have actually occurred on January 1, 2012.

Oil and gas sales and oil and gas sales less royalties, transportation and operating expenses for the year ended December 31, 2012 includes approximately $275.5 million and $157.8 million, respectively, attributable to these same material business combinations.

In the year ended December 31, 2012, the Company incurred $16.4 million (December 31, 2011 - $2.7 million) of transaction costs related to business combinations that are recorded as general and administrative expenses.

a)     Corporate Acquisitions

Wild Stream Exploration Inc.

On March 15, 2012, Crescent Point completed the acquisition, by way of plan of arrangement, of all issued and outstanding common shares of Wild Stream Exploration Inc. (“Wild Stream”), a public oil and gas company with properties in southwest Saskatchewan. Total consideration of approximately $610.2 million included the issuance of 12.1 million shares, assumed long-term debt, working capital and long-term investment (a combined $700.1 million was allocated to PP&E and E&E assets). The goodwill recognized on acquisition is attributed to the expected future cash flows derived from unbooked possible reserves.

($000s)
Fair value of net assets acquired
Accounts receivable	43,714
Long-term investment	5,591
Property, plant and equipment	675,527
Exploration and evaluation	24,523
Goodwill	24,022
Accounts payable	(39,201)
Derivative liability	(4,378)
Long-term debt	(69,256)
Decommissioning liability	(15,832)
Deferred income tax liability	(93,649)
Total net assets acquired	551,061
Consideration
Shares issued (12,082,012 shares)	551,061
Total purchase price	551,061

CRESCENT POINT ENERGY CORP.	14

Reliable Energy Ltd.

On May 1, 2012, Crescent Point completed the acquisition, by way of plan of arrangement, of all remaining issued and outstanding common shares of Reliable Energy Ltd. (“Reliable”), a public oil and gas company with properties in southwest Manitoba. Total consideration of approximately $100.7 million included the issuance of 1.7 million shares, assumed long-term debt, working capital and the historical cost of Crescent Point’s previously held equity investment of $4.8 million (a combined $103.4 million was allocated to PP&E and E&E assets). The goodwill recognized on acquisition is attributed to the expected future cash flows derived from unbooked possible reserves.

($000s)
Fair value of net assets acquired
Accounts receivable	2,636
Property, plant and equipment	65,445
Exploration and evaluation	37,983
Goodwill	20,225
Accounts payable	(6,804)
Derivative liability	(771)
Long-term debt	(18,982)
Decommissioning liability	(1,537)
Deferred income tax liability	(14,348)
Total net assets acquired	83,847
Consideration
Crescent Point’s previously held investment ($4.8 million historical cost)	11,110
Shares issued (1,672,109 shares)	72,737
Total purchase price	83,847

Cutpick Energy Inc.

On June 20, 2012, Crescent Point completed the acquisition, by way of plan of arrangement, of all issued and outstanding common shares of Cutpick Energy Inc., a private oil and gas company with properties in the Provost area of Alberta. Total consideration of approximately $398.3 million included the issuance of 7.6 million shares, assumed long-term debt and working capital (a combined $454.3 million was allocated to PP&E and E&E assets).

($000s)
Fair value of net assets acquired
Accounts receivable	14,751
Derivative asset	4,683
Property, plant and equipment	382,748
Exploration and evaluation	71,557
Accounts payable	(19,382)
Long-term debt	(98,110)
Decommissioning liability	(17,425)
Deferred income tax liability	(43,269)
Total net assets acquired	295,553
Consideration
Shares issued (7,556,960 shares)	295,553
Total purchase price	295,553

CRESCENT POINT ENERGY CORP.	15

Ute Energy Upstream Holdings LLC

On November 29, 2012, Crescent Point completed the acquisition of all issued and outstanding limited liability membership interests of Ute Energy Upstream Holdings LLC (“Ute”), a private oil and gas company with properties in the Uinta Basin in northeast Utah. Total consideration of approximately $867.6 million included cash consideration of $783.9 million, assumed long-term debt and working capital (a combined $875.2 million was allocated to PP&E and E&E assets).

($000s)
Fair value of net assets acquired
Accounts receivable	18,396
Property, plant and equipment	641,147
Exploration and evaluation	234,008
Accounts payable	(55,942)
Long-term debt	(46,147)
Decommissioning liability	(7,595)
Total net assets acquired	783,867
Consideration
Cash	783,867
Total purchase price	783,867

b) Major Property Acquisitions

Manitoba Asset Acquisition

On January 25, 2012, Crescent Point completed the acquisition of assets in southwest Manitoba for cash consideration of $130.3 million ($140.2 million was allocated to PP&E assets). These assets were acquired with full tax pools and no working capital items.

Bakken Asset Acquisition

On March 16, 2012, Crescent Point completed the acquisition of certain assets in the Viewfield Bakken light oil resource play in southeast Saskatchewan for cash consideration of $426.4 million ($430.3 million was allocated to PP&E and E&E assets). These assets were acquired with full tax pools and no working capital items.

Shaunavon Asset Acquisition

On June 1, 2012, Crescent Point completed the acquisition of certain assets in the Shaunavon resource play in southwest Saskatchewan for cash consideration of $343.0 million ($350.4 million was allocated to PP&E assets). These assets were acquired with full tax pools and no working capital items.

c) Minor Property Acquisitions and Dispositions

Crescent Point completed minor property acquisitions and dispositions during the year ended December 31, 2012 for net consideration of $144.7 million ($161.7 million was allocated to PP&E and E&E assets). These minor property acquisitions and dispositions were completed with full tax pools and no working capital items.

CRESCENT POINT ENERGY CORP.	16

8.      PROPERTY, PLANT AND EQUIPMENT

($000s)	2012	2011
Development and production assets	12,740,337	8,409,567
Corporate assets	22,843	17,109
Property, plant and equipment at cost	12,763,180	8,426,676
Accumulated depletion, depreciation and impairment	(2,443,312)	(1,254,215)
Net carrying amount	10,319,868	7,172,461

Reconciliation of movements during the year

Development and production assets
Cost, beginning of year	8,409,567	6,847,972
Accumulated depletion and impairment , beginning of year	(1,244,709)	(527,828)
Net carrying amount, beginning of year	7,164,858	6,320,144

Net carrying amount, beginning of year	7,164,858	6,320,144
Acquisitions through business combinations, net	2,838,778	87,184
Additions	1,008,973	948,698
Dispositions	(36,243)	(586)
Transfers from exploration and evaluation assets	530,835	523,349
Depletion	(1,004,321)	(716,789)
Impairment	(189,074)	-
Foreign exchange	(4,571)	2,858
Net carrying amount, end of year	10,309,235	7,164,858

Cost, end of year	12,740,337	8,409,567
Accumulated depletion and impairment, end of year	(2,431,102)	(1,244,709)
Net carrying amount, end of year	10,309,235	7,164,858

Corporate assets
Cost, beginning of year	17,109	15,831
Accumulated depreciation, beginning of year	(9,506)	(7,285)
Net carrying amount, beginning of year	7,603	8,546

Net carrying amount, beginning of year	7,603	8,546
Additions	5,740	1,274
Depreciation	(2,704)	(2,220)
Foreign exchange	(6)	3
Net carrying amount, end of year	10,633	7,603

Cost, end of year	22,843	17,109
Accumulated depreciation, end of year	(12,210)	(9,506)
Net carrying amount, end of year	10,633	7,603

At December 31, 2012, future development costs of $5.7 billion (December 31, 2011 – $3.8 billion) are included in costs subject to depletion.

Direct general and administrative costs capitalized by the Company during the year ended December 31, 2012 were $32.0 million (year ended December 31, 2011 – $33.7 million), including $17.7 million of share-based compensation costs (year ended December 31, 2011 – $21.2 million).

CRESCENT POINT ENERGY CORP.	17

Impairment test of property, plant and equipment

For the purposes of determining whether impairment of assets has occurred, and the extent of any impairment or its reversal, management exercises their judgment in estimating future cash flows for the recoverable amount, being the higher of fair value less costs to sell and value in use. These key judgments include estimates about recoverable reserves (see Use of estimates and judgements discussion in Note 2c), forecast benchmark commodity prices, royalties, operating costs and discount rates.

Forecast benchmark commodity price assumptions tend to be stable because short-term increases or decreases in prices are not considered indicative of long-term price levels, but are nonetheless subject to change.

The following table outlines the forecast benchmark commodity prices and the exchange rate used in the impairment calculation of property, plant and equipment at December 31, 2012. The Company used an average after-tax discount rate of 10 percent.

	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022(3)
WTI ($US/bbl)	90.00	92.50	95.00	97.50	97.50	97.50	98.54	100.51	102.52	104.57
Exchange Rate ($US/$Cdn)	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00
WTI ($Cdn/bbl)	90.00	92.50	95.00	97.50	97.50	97.50	98.54	100.51	102.52	104.57
AECO ($Cdn/MMbtu)	3.38	3.83	4.28	4.72	4.95	5.22	5.32	5.43	5.54	5.64

(1)	Source: GLJ Petroleum Consultants price forecast, effective January 1, 2013.

(2)	The forecast benchmark commodity prices listed above are adjusted for quality differentials, heat content, distance to market and other factors in performing our impairment tests.

(3)	Forecast benchmark commodity prices are assumed to increase by 2% in each year after 2022 to the end of the reserve life. Exchange rates are assumed to be constant at 1.00.

At December 31, 2012, the Company determined that the carrying amount of the Southern Alberta CGU exceeded its fair value less costs to sell. The full amount of the impairment was attributed to PP&E and, as a result, an impairment loss of $189.1 million was recorded as a component of depletion, depreciation, amortization and impairment expense. The Southern Alberta CGU is comprised primarily of properties in the early stages of development for which the operating results are included in the Canadian operating segment. The impairment is largely a result of the decrease in forecast benchmark commodity prices at December 31, 2012 compared to December 31, 2011, the early development stage of these properties and associated higher initial capital expenditures.

Changes in any of the key judgments, such as a downward revision in reserves, a decrease in forecast benchmark commodity prices, an increase in royalties, or an increase in operating costs would decrease the recoverable amounts of assets and any impairment charges would affect net income. A one percent increase in the assumed discount rate would result in an additional impairment for the Southern Alberta CGU of approximately $50.1 million, while a five percent decrease in the forward commodity price estimate would result in an additional impairment of approximately $95.1 million.

No property, plant and equipment impairment existed at December 31, 2011.

9.      GOODWILL

($000s)	2012	2011
Goodwill, beginning of year	207,672	207,672
Wild Stream acquisition	24,022	-
Reliable acquisition	20,225	-
Goodwill, end of year	251,919	207,672

Goodwill has been assigned to the Canadian operating segment.

Impairment test of goodwill

The impairment test of goodwill at December 31, 2012 and 2011 concluded that the estimated recoverable amount exceeded the carrying amount. As such, no goodwill impairment existed. Refer to Note 8 – “Property, Plant and Equipment” for a description of the key input estimates and the methodology used in the determination of the estimated recoverable amount related to goodwill.

CRESCENT POINT ENERGY CORP.	18

10.           LONG-TERM DEBT

The following table reconciles long-term debt:

($000s)	2012	2011
Bank credit facilities	653,123	566,803
Senior guaranteed notes	821,466	532,225
Long-term debt	1,474,589	1,099,028

a) Bank Credit Facilities

The Company has a syndicated unsecured credit facility with fourteen banks and an operating credit facility with one Canadian chartered bank, for a total amount available under the combined facilities of $2.1 billion.

The credit facilities bear interest at the prime rate plus a margin based on a sliding scale ratio of the Company’s debt to EBITDA, adjusted for certain non-cash items. The syndicated unsecured credit facility constitutes a revolving credit facility for a three year term which is extendible annually; the current maturity date is June 10, 2015. The operating credit facility constitutes a revolving facility for a 364 day term which is extendible annually for a further 364 day revolving period, subject to a one year term out period should the lender not agree to an annual extension; the current conversion date is June 7, 2013. The combined credit facilities have covenants which restrict the Company’s ratio of debt to EBITDA, adjusted for certain non-cash items, to a maximum of 3.0:1.0 and the ratio of debt to capital, adjusted for certain non-cash items, to a maximum of 0.5:1.0.  The Company is in compliance with all debt covenants at December 31, 2012.

The Company has letters of credit in the amount of $7.9 million outstanding at December 31, 2012.

The Company manages its credit facilities through a combination of bankers’ acceptance loans and interest rate swaps.

b) Senior Guaranteed Notes

The Company has closed private offerings of senior guaranteed notes raising total gross proceeds of US$693.0 million and Cdn$132.0 million. The notes are unsecured and rank pari passu with the Company’s bank credit facilities and carry a bullet repayment on maturity. The senior guaranteed notes have financial covenants similar to those of the combined credit facilities described above. The terms, rates and carrying amounts of the Company’s outstanding senior guaranteed notes are detailed below:

Principal ($000s)	Maturity Date	Coupon Rate	Interest Payment Dates	2012	2011
Cdn$50,000	March 24, 2015	4.92%	September 24 and March 24	50,000	50,000
US$37,500	March 24, 2015	4.71%	September 24 and March 24	37,309	38,138
US$52,000	April 14, 2016	3.93%	October 14 and April 14	51,735	52,884
US$67,500	March 24, 2017	5.48%	September 24 and March 24	67,156	68,647
US$31,000	April 14, 2018	4.58%	October 14 and April 14	30,842	31,527
Cdn$7,000	May 22, 2019	4.29%	November 22 and May 22	7,000	-
US$68,000	May 22, 2019	3.39%	November 22 and May 22	67,653	-
US$155,000	March 24, 2020	6.03%	September 24 and March 24	154,209	157,635
Cdn$50,000	April 14, 2021	5.53%	October 14 and April 14	50,000	50,000
US$82,000	April 14, 2021	5.13%	October 14 and April 14	81,582	83,394
Cdn$25,000	May 22, 2022	4.76%	November 22 and May 22	25,000	-
US$200,000	May 22, 2022	4.00%	November 22 and May 22	198,980	-
Senior guaranteed notes				821,466	532,225

Concurrent with the issuance of US$663.0 million senior guaranteed notes, the Company entered into cross currency interest rate swaps (‘‘CCIRS’’) with a syndicate of financial institutions. To manage the Company’s foreign exchange risk, the CCIRS fix the US dollar amount of the notes for purposes of interest and principal repayments at a notional amount of $658.1 million. Concurrent with the issuance of US$30.0 million senior guaranteed notes, the Company entered a cross currency principal swap which fixed the principal repayment at a notional amount of $32.2 million. See additional information in Note 21 – “Financial Instruments and Derivatives”.

CRESCENT POINT ENERGY CORP.	19

11.           DECOMMISSIONING LIABILITY

The following table reconciles the decommissioning liability:

($000s)	2012	2011
Decommissioning liability, beginning of year	379,616	324,727
Liabilities incurred	18,919	21,520
Liabilities acquired through capital acquisitions	66,684	1,386
Liabilities disposed through capital dispositions	(9,497)	(69)
Liabilities settled	(12,096)	(3,685)
Revaluation of acquired decommissioning liabilities (1)	57,251	1,062
Change in estimated future costs	(9,690)	10,880
Change in discount rate	-	14,134
Accretion expense	11,245	9,661
Decommissioning liability, end of year	502,432	379,616

(1)
These amounts relate to the revaluation of acquired decommissioning liabilities at the end of the period using a risk-free discount rate.  At the date of acquisition, acquired decommissioning liabilities are fair valued.

The total future decommissioning liability was estimated by management based on the Company’s net ownership in all wells and facilities. This includes all estimated costs to reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred in future periods. The Company has estimated the net present value of its total decommissioning liability to be $502.4 million at December 31, 2012 (December 31, 2011 – $379.6 million) based on total estimated undiscounted cash flows to settle the obligation of $531.6 million (December 31, 2011 – $400.4 million). These obligations are expected to be settled through 2042, with the majority expected after 2021. The estimated cash flows have been discounted using an average risk free rate of approximately 2.5 percent and an inflation rate of 2 percent (December 31, 2011 – approximately 2.5 percent and 2 percent, respectively).

12.           SHAREHOLDERS’ CAPITAL

Crescent Point has an unlimited number of common shares authorized for issuance.

	2012		2011
	Number of shares	Amount ($000s)	Number of shares	Amount ($000s)
Common shares, beginning of year	288,952,171	7,875,276	266,911,154	6,956,216
Issued for cash	48,784,500	2,036,908	9,025,000	392,588
Issued on capital acquisitions	21,311,081	919,351	-	-
Issued on redemption of restricted shares (1)	2,150,033	84,380	1,896,439	69,320
Issued pursuant to the dividend reinvestment plan	13,504,479	523,946	10,192,872	417,012
Common shares, end of year	374,702,264	11,439,861	288,025,465	7,835,136
Cumulative share issue costs, net of tax	-	(190,693)	-	(128,868)
To be issued pursuant to the dividend reinvestment plan	1,638,734	58,302	926,706	40,140
Total shareholders’ capital, end of year	376,340,998	11,307,470	288,952,171	7,746,408

(1)	The amount of shares issued on redemption of restricted shares is net of any employee withholding taxes.

13.           DEFICIT

($000s)	2012	2011
Accumulated earnings	909,473	718,820
Tax effect on redemption of restricted shares	8,666	-
Accumulated dividends	(3,673,971)	(2,742,571)
Deficit	(2,755,832)	(2,023,751)

CRESCENT POINT ENERGY CORP.	20

14.           CAPITAL MANAGEMENT

The Company’s capital structure is comprised of shareholders’ equity, long-term debt and working capital. The balance of each of these items is as follows:

($000s)	2012	2011
Long-term debt	1,474,589	1,099,028
Working capital deficiency (1)	287,911	129,066
Unrealized foreign exchange loss on translation of US dollar senior guaranteed notes	(2,176)	(7,950)
Net debt	1,760,324	1,220,144
Shareholders’ equity	8,653,114	5,856,556
Total capitalization	10,413,438	7,076,700

(1)	Working capital deficiency is calculated as current liabilities less current assets, less long-term investments, excluding derivative asset and liability.

Crescent Point’s objective for managing capital is to maintain a strong balance sheet and capital base to provide financial flexibility, stability to dividends and to position the Company for future development of the business. Ultimately, Crescent Point strives to maximize long-term stakeholder value by ensuring the Company has the financing capacity to fund projects that are expected to add value to stakeholders and distribute any excess cash that is not required for financing projects.

Crescent Point manages and monitors its capital structure and short-term financing requirements using a non-GAAP measure, the ratio of net debt to funds flow from operations. Net debt is calculated as current liabilities plus long-term debt less current assets, less long-term investments, excluding derivative asset, derivative liability and unrealized foreign exchange on translation of US dollar senior guaranteed notes. Funds flow from operations is calculated as cash flow from operating activities before changes in non-cash working capital, transaction costs and decommissioning expenditures. Crescent Point’s objective is to maintain a net debt to funds flow from operations ratio of approximately 1.0 times. This metric is used to measure the Company’s overall debt position and measure the strength of the Company’s balance sheet. Crescent Point monitors this ratio and uses this as a key measure in making decisions regarding financing, capital spending and dividend levels. The Company’s net debt to funds flow from operations ratio at December 31, 2012 was 1.1 times (December 31, 2011 – 0.9 times). The funds flow from operations only reflects funds flow from operations generated on acquired properties since the closing date of the acquisitions.

Crescent Point strives to provide stability to its dividends over time by managing risks associated with the oil and gas industry. To accomplish this, the Company maintains a conservative balance sheet with significant unutilized lines of credit, manages its exposure to fluctuating interest rates and foreign exchange rates on its long-term debt, and actively hedges commodity prices using a 3½ year risk management program by hedging up to 65 percent of after royalty volumes using a portfolio of swaps, collars and put option instruments and up to 35 percent of after royalty volumes using a combination of financial derivatives and fixed differential physical contracts to manage price differentials.

Crescent Point is subject to certain financial covenants on its credit facility and senior guaranteed notes agreements and is in compliance with all financial covenants as at December 31, 2012.

15.           DERIVATIVE GAINS (LOSSES)

($000s)	2012	2011
Realized losses	(17,604)	(80,101)
Unrealized gains (losses)	185,724	(6,248)
Derivative gains (losses)	168,120	(86,349)

16.           OTHER INCOME (LOSS)

($000s)	2012	2011
Unrealized loss on investment in marketable securities	-	(262)
Unrealized gain (loss) on long-term investments	(89,472)	2,997
Lawsuit settlement	-	3,200
Gain on the sale of marketable securities	2	-
Gain on sale of long-term investments	470	3,530
Gain on disposition of assets	28,545	-
Other income	-	6,986
Other income (loss)	(60,455)	16,451

CRESCENT POINT ENERGY CORP.	21

17.           FOREIGN EXCHANGE GAIN (LOSS)

($000s)	2012	2011
Realized
Foreign exchange loss on cross currency interest rate swaps	(3,838)	(2,728)
Other foreign exchange gain (loss)	495	(65)
Unrealized
Foreign exchange gain (loss) on translation of US dollar senior guaranteed notes	5,774	(14,485)
Other foreign exchange (gain) loss	361	(182)
Foreign exchange gain (loss)	2,792	(17,460)

18.           INCOME TAXES

The provision for income taxes is as follows:

($000s)	2012	2011
Current tax:
Canada	(1,418)	(3,412)
United States	-	4
Current recovery	(1,418)	(3,408)
Deferred tax:
Canada	33,980	69,859
United States	(14,544)	(9,106)
Deferred expense	19,436	60,753
Income tax expense	18,018	57,345

The following table reconciles income taxes calculated at the Canadian statutory rate with the recorded income taxes:

($000s)	2012	2011
Income before income taxes	208,671	258,479
Statutory income tax rate	26.14%	27.64%
Expected provision for income taxes	54,547	71,444
Effect of change in corporate tax rates	-	(19,522)
Effect of tax rates in foreign jurisdictions	(5,779)	(3,032)
Effect of restricted share bonus plan	(38,695)	20,213
Other	7,945	(11,758)
Income tax expense	18,018	57,345

The statutory combined federal and provincial income tax rate decreased from 27.64% in 2011 to 26.14% in 2012 due to a federal tax rate reduction of 1.5% which brings the federal corporate income tax rate to 15.00%.

The deferred income tax liabilities are expected to be settled in the following periods:

($000s)	2012	2011
Deferred income tax:
To be settled within 12 months	(1,074)	23,992
To be settled after more than 12 months	(791,591)	(676,525)
Deferred income tax	(792,665)	(652,533)

CRESCENT POINT ENERGY CORP.	22

The movement in deferred income tax liabilities and assets is as follows:

($000s)	At January 1, 2012	(Charges) / credits due to acquisitions & other	(Charged) / credited to earnings	At December 31, 2012
Deferred income tax assets:
Decommissioning liability	99,601	9,434	25,109	134,144
Income tax losses carried forward	163,522	22,557	(1,105)	184,974
Share issue costs	21,263	25,310	(13,378)	33,195
Risk management contracts	43,449	1,346	(38,565)	6,230
Other	284	8,689	2,335	11,308
	328,119	67,336	(25,604)	369,851
Deferred income tax liabilities:
Property, plant & equipment	(760,265)	(186,306)	(19,436)	(966,007)
Timing of partnership items	(215,466)	-	35,085	(180,381)
Risk management contracts	(4,921)	(1,224)	(9,983)	(16,128)
Other	-	(502)	502	-
	(980,652)	(188,032)	6,168	(1,162,516)
Net deferred income tax liabilities	(652,533)	(120,696)	(19,436)	(792,665)

($000s)	At January 1, 2011	(Charges) / credits due to acquisitions & other	(Charged) / credited to earnings	At December 31, 2011
Deferred income tax assets:
Decommissioning liability	85,225	-	14,376	99,601
Income tax losses carried forward	156,712	-	6,810	163,522
Share issue costs	25,233	4,308	(8,278)	21,263
Risk management contracts	40,082	-	3,367	43,449
Other	-	-	284	284
	307,252	4,308	16,559	328,119
Deferred income tax liabilities:
Property, plant & equipment	(687,823)	(31)	(72,411)	(760,265)
Timing of partnership items	(207,406)	-	(8,060)	(215,466)
Risk management contracts	(3,187)	-	(1,734)	(4,921)
Other	(4,893)	-	4,893	-
	(903,309)	(31)	(77,312)	(980,652)
Net deferred income tax liabilities	(596,057)	4,277	(60,753)	(652,533)

CRESCENT POINT ENERGY CORP.	23

The approximate amounts of tax pools available as at December 31, 2012 and 2011 are as follows:

($000s)	2012	2011
Tax pools:
Canada	7,131,035	5,535,275
United States	1,365,756	278,958
Total	8,496,791	5,814,233

The tax pools presented do not include the impact of income from the general partnership for its fiscal period ended December 31, 2012 for which the corporation is entitled to claim a reserve for current income tax purposes. Including the impact of income from the general partnership which is taxable to the corporation in future years, the net tax pools remaining at December 31, 2012 are approximately $7.8 billion (December 31, 2011 – $5.0 billion).

The above tax pools include estimated Canadian non-capital losses carried forward of $683.1 million (December 31, 2011 – $621.3 million) that expire in the years 2013 through 2031, and U.S. net operating losses of $30.2 million (December 31, 2011 – $17.4 million) which expire in the years 2024 through 2031. A deferred income tax asset has not been recognized for U.S. net operating losses of $14.3 million (December 31, 2011 – $14.6 million) as there is not sufficient certainty regarding future utilization.

A deferred tax liability (asset) has not been recognized in respect of temporary differences associated with investments in subsidiaries as it is not likely that the temporary differences will reverse in the foreseeable future. The deductible temporary differences associated with investments in subsidiaries is approximately $44.7 million (December 31, 2011 – $24.0 million).

On December 15, 2011, Federal Bill C-13 received royal assent and implemented the measure introduced in the June 2011 budget to limit the ability of a corporation to defer the taxation of income earned through a partnership.

19.           SHARE-BASED COMPENSATION

Restricted Share Bonus Plan

The Company has a Restricted Share Bonus Plan pursuant to which the Company may grant restricted shares to directors, officers, employees and consultants. The restricted shares vest on terms up to three years from the grant date as determined by the Board of Directors.

Restricted shareholders are eligible for monthly dividends on their restricted shares, immediately upon grant.

Deferred Share Unit Plan

In December 2011, the Company approved a DSU Plan for directors. Each DSU vests on the date of the grant, however the settlement of the DSU occurs only on a change of control or when the individual ceases to be a director of the Company. Deferred Share Units are settled in cash based on the then current Crescent Point share price.

The following table reconciles the number of restricted shares and DSUs for the year ended December 31, 2012:

	Restricted Shares	Deferred Share Units
Balance, beginning of year	3,971,505	27,027
Granted	1,753,597	24,291
Redeemed	(2,307,893)	-
Forfeited	(50,717)	-
Balance, end of year	3,366,492	51,318

For the year ended December 31, 2012, the Company calculated total share-based compensation, net of estimated forfeitures and forfeiture true-ups, of $68.8 million (December 31, 2011 – $91.0 million), of which $17.7 million was capitalized (December 31, 2011 – $21.2 million).

20.           PER SHARE AMOUNTS

The following table summarizes the weighted average shares used in calculating net income per share:

	2012	2011
Weighted average shares – basic	329,410,803	275,375,288
Dilutive impact of restricted shares	2,370,430	2,838,883
Weighted average shares – diluted	331,781,233	278,214,171

CRESCENT POINT ENERGY CORP.	24

21.           FINANCIAL INSTRUMENTS AND DERIVATIVES

The Company’s financial assets and liabilities are comprised of accounts receivable, long-term investments, the reclamation fund, derivative assets and liabilities, accounts payable and accrued liabilities, cash dividends payable, long-term compensation liability and long-term debt.

Crescent Point’s derivative assets and liabilities are transacted in active markets. Crescent Point’s long-term investments are transacted in active markets and non-active markets. The Company classifies the fair value of these transactions according to the following fair value hierarchy based on the amount of observable inputs used to value the instrument:

•	Level 1 – Values are based on unadjusted quoted prices available in active markets for identical assets or liabilities as of the reporting date.

•
Level 2 – Values are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace. Prices in Level 2 are either directly or indirectly observable as of the reporting date.

•	Level 3 – Values are based on prices or valuation techniques that are not based on observable market data.

Accordingly, Crescent Point’s reclamation fund and long-term compensation liability are classified as Level 1 and derivative assets and liabilities as Level 2. Long-term investments are classified as Level 1, Level 2 or Level 3 depending on the valuation methods and inputs used, whether the applicable company is publicly traded or private, and whether the investment is comprised of common shares or common share purchase warrants. Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy.

Discussions of the fair values and risks associated with financial assets and liabilities, as well as summarized information related to derivative positions are detailed below:

a) Carrying Amount and Fair Value of Financial Instruments

Accounts receivable and Reclamation fund

Accounts receivable and the reclamation fund are classified as financial assets at amortized cost and are reported at amortized cost. At December 31, 2012 and 2011, the carrying amount of accounts receivable and the reclamation fund approximated their fair value.

Less than 3 percent of the Company’s accounts receivable balance at December 31, 2012 is outstanding for more than 90 days and the Company considers the entire balance to be collectible.

Investment in marketable securities

In March 2012, the Company disposed of its investment in marketable securities, which was reported at fair value of $0.6 million at December 31, 2011, for proceeds of $0.6 million, resulting in a realized gain of less than $0.1 million recognized in net income.

Long-term investments

Long-term investments are classified as financial assets at fair value through profit and loss and are reported at fair value, with changes in fair value recorded in net income. At December 31, 2012, the Company reported long-term investments at a fair value of $84.9 million (December 31, 2011 – $151.9 million). During the year ended December 31, 2012, the Company recorded an unrealized loss on long-term investments of $89.5 million, (December 31, 2011 – unrealized gain of $3.0 million).

Accounts payable and accrued liabilities and Cash dividends payable

Accounts payable and accrued liabilities and cash dividends payable are classified as financial liabilities at amortized cost and are reported at amortized cost. At December 31, 2012 and 2011, the carrying amount of these accounts approximated their fair values.

Long-term compensation liability

The long-term compensation liability is classified as a financial liability at fair value through profit and loss and is reported at fair value, with changes in fair value recorded in net income. At December 31, 2012, the Company reported the liability at a fair value of $1.9 million (December 31, 2011 – $1.2 million). During the year ended December 31, 2012, the Company recorded share-based compensation expense related to the DSU Plan of $0.7 million (December 31, 2011 – $1.2 million).

Long-term debt

Bank Credit Facilities

The bank credit facilities are classified as financial liabilities at amortized cost and are reported at amortized cost. At December 31, 2012 and 2011, the carrying amount approximated their fair value.

CRESCENT POINT ENERGY CORP.	25

Senior Guaranteed Notes

The senior guaranteed notes are classified as financial liabilities at amortized cost and are reported at amortized cost. The notes denominated in US dollars are translated to Canadian dollars at the period end exchange rate. The fair value of the notes is calculated based on current interest rates and is not recorded in the financial statements. The following table details the amortized cost of the notes and their fair values expressed in Canadian dollars:

($000s)	Reported Amortized Cost	Fair Value
December 31, 2012	821,466	894,756
December 31, 2011	532,225	610,821

Derivative assets and liabilities

Derivative assets and liabilities arise from the use of derivative contracts. The Company’s derivative financial instruments are classified as fair value through profit or loss and are reported at fair value with changes in fair value recorded in net income.

The following table summarizes the fair value as at December 31, 2012 and 2011, and the change in fair value for the years ended December 31, 2012 and 2011.

($000s)	2012	2011
Derivative asset, beginning of year	18,825	12,193
Acquired through capital acquisitions	4,683	-
Unrealized change in fair value	38,190	6,632
Derivative asset, end of year	61,698	18,825
Less: current derivative asset, end of year	(19,457)	(10,216)
Long-term derivative asset, end of year	42,241	8,609

Derivative liability, beginning of year	166,217	153,337
Acquired through capital acquisitions	5,149	-
Unrealized change in fair value	(147,534)	12,880
Derivative liability, end of year	23,832	166,217
Less: current derivative liability, end of year	(15,349)	(101,997)
Long-term derivative liability, end of year	8,483	64,220

b) Risks Associated with Financial Assets and Liabilities

The Company is exposed to financial risks from its financial assets and liabilities. The financial risks include market risk relating to commodity prices, interest rates and foreign exchange rates as well as credit and liquidity risk.

Market Risk

Market risk is the risk that the fair value or future cash flows of a derivative will fluctuate because of changes in market prices. Market risk is comprised of commodity price risk, interest rate risk and foreign exchange risk as discussed below.

Commodity Price Risk

The Company is exposed to commodity price risk on crude oil and natural gas revenues as well as power on electricity consumption. As a means to mitigate the exposure to commodity price volatility, the Company has entered into various derivative agreements. The use of derivative instruments is governed under formal policies and is subject to limits established by the Board of Directors.

Crude oil – To partially mitigate exposure to crude oil commodity price risk, the Company enters into option contracts and swaps, which manage the Cdn$ WTI price fluctuations. The Company also enters physical delivery and derivative WTI price differential contracts which manage the spread between US$ WTI and various stream prices. The Company manages physical delivery contracts on a month-to-month spot and on a term contract basis. As at December 31, 2012, Crescent Point had committed, on a term contract basis, to deliver an average of 8,849 bbl/d of crude oil on railways from January 2013 to December 2013.

Natural gas – To partially mitigate exposure to natural gas commodity price risk, the Company enters into AECO natural gas swaps, which manage the AECO natural gas price fluctuations.

Power – To partially mitigate exposure to electricity price changes, the Company may enter into swaps or fixed price physical delivery contracts which fix the power price.

CRESCENT POINT ENERGY CORP.	26

The following table summarizes the sensitivity of the fair value of the Company’s derivative positions as at December 31, 2012 and 2011 to fluctuations in commodity prices, with all other variables held constant. When assessing the potential impact of these commodity price changes, the Company believes 10 percent volatility is a reasonable measure. Fluctuations in commodity prices potentially could have resulted in unrealized gains (losses) impacting income before tax as follows:

($000s)	Impact on Income Before Tax Year ended December 31, 2012		Impact on Income Before Tax Year ended December 31, 2011
Commodity price	Increase 10%	Decrease 10%	Increase 10%	Decrease 10%
Crude oil	(223,326)	226,385	(241,293)	238,522
Natural gas	(2,013)	2,013	(796)	796
Power	280	(280)	579	(579)

Interest Rate Risk

The Company is exposed to interest rate risk on bank credit facilities to the extent of changes in the prime interest rate. For the year ended December 31, 2012, a one percent increase or decrease in the interest rate on floating rate debt would have amounted to a $4.5 million impact on income before tax.

The Company partially mitigates its exposure to interest rate changes by entering into interest rate swap transactions. The following sensitivities show the resulting unrealized gains (losses) and the impact on income before tax of the respective changes in the applicable forward interest rates as at December 31, 2012 and 2011, with all other variables held constant:

($000s)	Impact on Income Before Tax Year ended December 31, 2012		Impact on Income Before Tax Year ended December 31, 2011
Forward interest rates	Increase 10%	Decrease 10%	Increase 10%	Decrease 10%
Interest rate swaps	803	(803)	695	(695)

Foreign Exchange Risk

Foreign exchange risk arises from changes in foreign exchange rates that may affect the fair value or future cash flows of the Company’s financial assets or liabilities. As the Company operates in North America, fluctuations in the exchange rate between the U.S./Canadian dollars can have a significant effect on reported results. The Company is exposed to foreign exchange risk in relation to its US dollar denominated senior guaranteed notes, investment in U.S. subsidiaries and in relation to its crude oil sales.

Concurrent with the issuance of US$663.0 million senior guaranteed notes, the Company entered into CCIRS with a syndicate of financial institutions. Under the terms of the CCIRS, the US dollar amount of the notes was fixed for purposes of interest and principal repayments at a notional amount of $658.1 million. Concurrent with the issuance of US$30.0 million senior guaranteed notes, the Company entered a cross currency principal swap which fixed the principal repayment at a notional amount of $32.2 million.

The Company partially mitigates its exposure to foreign exchange rate changes by entering into US dollar swaps. To partially mitigate the foreign exchange risk relating to crude oil sales, the Company has fixed crude oil contracts to settle in Cdn$ WTI.

The following sensitivities show the resulting unrealized gains (losses) and the impact on income before tax of the respective changes in the period end and applicable forward foreign exchange rates at December 31, 2012 and 2011 with all other variables held constant:

($000s)	Exchange Rate	Impact on Income Before Tax Year ended December 31, 2012		Impact on Income Before Tax Year ended December 31, 2011
Cdn$ relative to US$		Increase 10%	Decrease 10%	Increase 10%	Decrease 10%
US dollar swaps	Forward	(4,059)	4,059	(609)	609
US dollar senior guaranteed notes	Year End	68,947	(68,947)	43,223	(43,223)
Cross currency interest rate swaps	Forward	(81,301)	81,301	(51,033)	51,033
Cross currency principal swaps	Forward	(3,173)	3,173	-	-

Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. A substantial portion of the Company’s accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks. The Company monitors the creditworthiness and concentration of credit with customers of its physical oil and gas sales. The Company is authorized to transact derivative contracts with counterparties rated A (or equivalent) or better, based on the lowest rating of the three ratings providers. Should one of the Company’s financial counterparties be downgraded below the A rating limit, the Chief Financial Officer will advise the Audit Committee and provide recommendations to minimize the Company’s credit risk to that counterparty. The maximum credit exposure associated with accounts receivable is the total carrying amount and the maximum exposure associated with the derivative instruments approximates their fair value.

CRESCENT POINT ENERGY CORP.	27

To further mitigate credit risk associated with its physical sales portfolio, Crescent Point has secured credit insurance from a global credit insurance provider. This policy provides credit coverage for approximately 30 percent of the Company’s physical sales portfolio. Crescent Point believes this insurance policy is a prudent component of its formal credit policies and procedures.

In 2012, the Company had two customers (2011 – four) which individually accounted for more than 10 percent of its total oil and gas sales. Oil and gas sales to these customers represented approximately 25% of the Company’s total oil and gas sales in 2012 (2011 – 63%).

Liquidity Risk

The timing of undiscounted cash outflows relating to the financial liabilities outstanding at December 31, 2012 is outlined in the table below:

($000s)	1 year	2 years	3 years	> 3 years	Total
Accounts payable and accrued liabilities	655,191	-	-	-	655,191
Cash dividends payable	27,880	-	-	-	27,880
Derivative liabilities (1)	19,702	4,729	3,683	271	28,385
Long-term compensation liability	-	-	-	1,931	1,931
Senior guaranteed notes (2)	43,031	43,031	129,084	880,753	1,095,899
Bank credit facilities (3)	-	-	653,123	-	653,123

(1)	These amounts exclude undiscounted cash outflows pursuant to the CCIRS and cross currency principal swaps.

(2)	These amounts include the notional principal and interest payments pursuant to the CCIRS and cross currency principal swaps, which fix the amounts due in Canadian dollars.

(3)	These amounts exclude interest payable on amounts drawn on the bank credit facilities.

The timing of undiscounted cash outflows relating to the financial liabilities outstanding at December 31, 2011 is outlined in the table below:

($000s)	1 year	2 years	3 years	> 3 years	Total
Accounts payable and accrued liabilities	553,176	-	-	-	533,176
Cash dividends payable	26,106	-	-	-	26,106
Derivative liabilities(1)	97,780	39,475	5,839	2,799	145,893
Long-term compensation liability	-	-	-	1,214	1,214
Senior guaranteed notes (2)	29,608	29,608	29,608	647,937	736,761
Bank credit facilities (3)	-	-	566,803	-	566,803

(1)	These amounts exclude undiscounted cash outflows pursuant to the CCIRS and cross currency principal swaps.

(2)	These amounts include the notional principal and interest payments pursuant to the CCIRS and cross currency principal swaps, which fix the amounts due in Canadian dollars.

(3)	These amounts exclude interest payable on amounts drawn on the bank credit facilities.

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. The Company manages its liquidity risk through cash and debt management. As disclosed in Note 14, Crescent Point targets an average net debt to funds flow from operations ratio of approximately 1.0 times.

In managing liquidity risk, the Company has access to a wide range of funding at competitive rates through capital markets and banks. At December 31, 2012, the Company had available unused borrowing capacity on bank credit facilities of approximately $1.4 billion, including $7.9 million letters of credit drawn on the facility. Crescent Point believes it has sufficient funding to meet its foreseeable spending requirements.

Included in the Company’s bank credit facilities balance of $653.1 million at December 31, 2012 (December 31, 2011 – $566.8 million) are obligations of $400.0 million (December 31, 2011 – $520.0 million) of bankers’ acceptances, obligations of $257.3 million (December 31, 2011 – $52.1 million) for borrowings under the operating and syndicated prime loans, partially offset by prepaid credit facility renewal fees of $3.2 million (December 31, 2011 – $4.1 million) and prepaid interest on bankers’ acceptances of $1.0 million (December 31, 2011 – $1.2 million). These amounts are fully supported and management expects that they will continue to be supported by revolving credit facilities that have no repayment requirements until maturity, other than interest.

CRESCENT POINT ENERGY CORP.	28

c) Derivative Contracts

The Company entered into fixed price oil, gas, power, foreign currency, interest rate, cross currency interest rate and cross currency principal contracts to manage its exposure to fluctuations in the price of crude oil, gas, power, foreign exchange and interest on debt.

The following is a summary of the derivative contracts in place as at December 31, 2012:

Financial WTI Crude Oil Derivative Contracts – Canadian Dollar (1)				Average Collar Bought Put Price ($/bbl)	Average Bought Put Price ($/bbl)	Average Put Premium ($/bbl)
Term	Volume (bbls/d)	Average Swap Price ($/bbl)	Average Collar Sold Call Price ($/bbl)
2013	41,300	94.04	102.80	86.06	93.03	7.40
2014	27,000	95.70	106.30	87.80	-	-
2015	12,973	92.77	101.07	87.30	-	-
2016 January – March	2,500	89.79	-	-	-	-

(1)      The volumes and prices reported are the weighted average volumes and prices for the period.

Financial AECO Natural Gas Derivative Contracts – Canadian Dollar (1)	Average Volume (GJ/d)	Average Swap Price ($/GJ)
Term
2013	7,326	3.58
2014	6,000	3.39
2015 January – October	6,000	3.39

(1)	The volumes and prices reported are the weighted average volumes and prices for the period.

Financial Power Derivative Contracts – Canadian Dollar
Term	Contract	Volume (MW/h)	Fixed Rate ($/MW/h)
2013	Swap	3.0	53.00
2014	Swap	3.0	75.00

Foreign Exchange Forward Contracts
Settlement Date	Contract	Amount (US$)	Cdn$/US$
January 2, 2013	Forward Purchase	4,000,000	0.9924
January 15, 2013	Forward Purchase	6,000,000	0.9857
February 1, 2013	Forward Purchase	4,000,000	0.9938
February 1, 2013	Forward Purchase	6,000,000	0.9850
March 1, 2013	Forward Purchase	4,000,000	0.9943
March 1, 2013	Forward Purchase	6,000,000	0.9855
July 1, 2013	Forward Purchase	5,000,000	0.9991
October 1, 2013	Forward Purchase	6,000,000	1.0020

Financial Interest Rate Derivative Contracts – Canadian Dollar
Term	Contract	Notional Principal ($)	Fixed Annual Rate (%)
January 2013 – May 2015	Swap	25,000,000	2.90
January 2013 – May 2015	Swap	25,000,000	3.50
January 2013 – May 2015	Swap	50,000,000	3.09
January 2013 – June 2015	Swap	50,000,000	3.78
January 2013 – July 2015	Swap	50,000,000	3.63

CRESCENT POINT ENERGY CORP.	29

Financial Cross Currency Interest Rate Derivative Contracts
Term	Contract	Receive Notional Principal (US$)	Fixed Annual Rate (US%)	Pay Notional Principal (Cdn$)	Fixed Annual Rate (Cdn%)
January 2013 – March 2015	Swap	37,500,000	4.71	38,287,500	5.24
January 2013 – April 2016	Swap	52,000,000	3.93	50,128,000	4.84
January 2013 – March 2017	Swap	67,500,000	5.48	68,917,500	5.89
January 2013 – April 2018	Swap	31,000,000	4.58	29,884,000	5.32
January 2013 – May 2019	Swap	68,000,000	3.39	66,742,000	4.53
January 2013 – March 2020	Swap	155,000,000	6.03	158,255,000	6.45
January 2013 – April 2021	Swap	82,000,000	5.13	79,048,000	5.83
January 2013 – May 2022	Swap	170,000,000	4.00	166,855,000	5.03

Financial Cross Currency Principal Derivative Contracts
Settlement Date	Contract	Receive Notional Principal (US$)	Pay Notional Principal (Cdn$)
May 22, 2022	Swap	30,000,000	32,241,000

Concurrent with the issuance of US$663.0 million senior guaranteed notes, the Company entered into CCIRS with a syndicate of financial institutions. Under the terms of the CCIRS, the US dollar amount of the notes was fixed for purposes of interest and principal repayments at a notional amount of $658.1 million. Concurrent with the issuance of US$30.0 million senior guaranteed notes, the Company entered a cross currency principal swap which fixed the principal repayment at a notional amount of $32.2 million.

22.           RELATED PARTY TRANSACTIONS

All related party transactions are recorded at the exchange amount.

During the year ended December 31, 2012, Crescent Point recorded $1.9 million (December 31, 2011 – $0.4 million)  of legal fees in the normal course of business to a law firm of which a partner is the Company’s corporate secretary. Crescent Point also recorded $0.8 million during the year ended December 31, 2012, (December 31, 2011 – $0.7 million) of legal fees in the normal course of business to a law firm of which a partner is a director of the Company.

Compensation of Key Management Personnel

Key management personnel of the Company consist of its directors and executive officers. In addition to the directors fees and salaries paid to the directors and officers, respectively, the directors participate in the Restricted Share Bonus Plan and Deferred Share Unit Plan and the officers participate in the Restricted Share Bonus Plan. The compensation relating to key management personnel for the year recorded as general and administrative expenses was $11.3 million (2011 - $9.9 million) and share-based compensation costs were $30.8 million (2011 – $43.7 million).

23.           COMMITMENTS

At December 31, 2012, the Company had contractual obligations and commitments as follows:

($000s)	1 year	2 to 3 years	4 to 5 years	More than 5 years	Total
Operating leases (building and vehicle leases)(1)	14,921	26,535	43,449	284,364	369,269
Capital commitments (2)	60,114	-	-	-	60,114
Total	75,035	26,535	43,449	284,364	429,383

(1)	Included in operating leases are nominal recoveries of rent expense on office space the Company has subleased.

(2)	Included in capital commitments is the expected remaining cost of the two-year agreement terminating December 31, 2013, with a U.S. fracture stimulation company with operations in North Dakota.

CRESCENT POINT ENERGY CORP.	30

24.           SIGNIFICANT SUBSIDIARIES

The Company has the following significant subsidiaries, each owned 100% directly and indirectly, at December 31, 2012:

Subsidiary Name	Country of Incorporation
Crescent Point Resources Partnership	Canada
Crescent Point Holdings Inc.	Canada
Crescent Point Energy U.S. Corp.	United States of America
Crescent Point U.S. Holdings Corp.	United States of America
Crescent Point Energy Lux S.à r.l.	Luxembourg
Ute Energy Management LLC	United States of America
Ute Energy Management Inc.	United States of America

25.           SUPPLEMENTAL DISCLOSURES

Income Statement Presentation

The Company’s statement of income is prepared primarily by nature of expense, with the exception of compensation expenses which are included in the operating, general and administrative and share-based compensation line items, as follows:

($000s)	2012	2011
Operating	47,043	34,970
General and administrative	34,323	27,242
Share-based compensation	51,141	69,736
Total compensation expenses	132,507	131,948

Cash Flow Statement Presentation

($000s)	2012	2011
Operating activities
Changes in non-cash working capital:
Accounts receivable	70,241	(57,087)
Prepaids and deposits	(3,642)	(141)
Accounts payable and accrued liabilities	(95,974)	93,306
	(29,375)	36,078
Investing activities
Changes in non-cash working capital:
Accounts receivable	435	(35,518)
Accounts payable and accrued liabilities	76,308	125,690
	76,743	90,172
Financing activities
Changes in non-cash working capital:
Cash dividends payable	1,774	(1,427)

26.           GEOGRAPHICAL DISCLOSURE

As at December 31, 2012, Crescent Point’s non-current assets related to the U.S. foreign operations is $1.3 billion (December 31, 2011 – $261.5 million). For the year ended December 31, 2012, Crescent Point’s oil and gas revenue related to the U.S. foreign operations is $67.0 million (December 31, 2011 - $11.4 million).

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Directors

Peter Bannister, Chairman (1) (3)

Paul Colborne (2) (4)

Ken Cugnet (3) (4) (5)

Hugh Gillard (1) (2) (5)

Gerald Romanzin (1) (3)

Scott Saxberg (4)

Greg Turnbull (2) (5)

(1) Member of the Audit Committee of the Board of Directors

(2) Member of the Compensation Committee of the Board of Directors

(3) Member of the Reserves Committee of the Board of Directors

(4) Member of the Health, Safety and Environment Committee of the Board of Directors

(5) Member of the Corporate Governance and Nominating Committee

Officers

Scott Saxberg
President and Chief Executive Officer

Greg Tisdale
Chief Financial Officer

C. Neil Smith
Chief Operating Officer

Dave Balutis
Vice President, Exploration

Brad Borggard
Vice President, Corporate Planning

Derek Christie
Vice President, Geosciences

Ryan Gritzfeldt
Vice President, Engineering East

Ken Lamont
Vice President, Finance and Treasurer

Tamara MacDonald
Vice President, Land

Trent Stangl
Vice President, Marketing and Investor Relations

Steve Toews
Vice President, Engineering West

Mark Eade
Corporate Secretary

Head Office

Suite 2800, 111 – 5th Avenue S.W.
Calgary, Alberta T2P 3Y6
Tel: (403) 693-0020
Fax: (403) 693-0070
Toll Free: (888) 693-0020

Banker

The Bank of Nova Scotia
Calgary, Alberta

Auditor

PricewaterhouseCoopers LLP
Calgary, Alberta

Legal Counsel

Norton Rose Canada LLP
Calgary, Alberta

Evaluation Engineers

GLJ Petroleum Consultants Ltd.
Calgary, Alberta

Sproule Associates Ltd.
Calgary, Alberta

Registrar and Transfer Agent

Investors are encouraged to contact
Crescent Point’s Registrar and Transfer
Agent for information regarding their security holdings:

Olympia Trust Company
2300, 125 – 9th Avenue S.E.
Calgary, Alberta T2G 0P6
Tel: (403) 261-0900

Stock Exchange

Toronto Stock Exchange – TSX

Stock Symbol

CPG

Investor Contacts

Scott Saxberg
President and Chief Executive Officer
(403) 693-0020

Greg Tisdale
Chief Financial Officer
(403) 693-0020

Trent Stangl
Vice President, Marketing and Investor Relations
(403) 693-0020

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